CREDO PETROLEUM CORPORATION
2002 ANNUAL REPORT



Northern Anadarko Basin
Drilling Program
Calliope®
Gas Recovery Technology

Superb Projects for Long-Term Growth

"Our geoscientists and board of directors are featured in this Annual Report. These are creative and seasoned people who joined CREDO because it is a small company where they can make a direct and visible impact. They are responsible for our success."



Engineering

- ▷ Calliope is a new generation of gas recovery technology for many low-pressure wells
- ▷ Reserves recoverable by Calliope from many old wells exceed those developed by the average new well drilled in the U.S.
- ▷ Four of CREDO's ten most valuable properties are Calliope wells; they were all given up on by other companies and were dead when Calliope was installed

Kenneth J. DeFehr
Manager–Engineering and Acquisitions



Geology

- ▷ Successful drilling increased production 43 percent this year and 18 percent last year
- ▷ Reserve replacement was 236 percent in 2001 and 122 percent in 2002
- ▷ Production and reserves both rose to records in 2002

Torie A. Vandeven
Manager–Geology and Exploration



Operations

- ▷ CREDO's 3 and 5-year average reserve replacement costs rank in the top 25 percent of its peer group
- ▷ Calliope has paid its own way from the initial application – a remarkable achievement for any new technology
- ▷ Our producing and operated well counts have both climbed to record levels

Jeffrey E. Carlson
Manager–Operations

Highlights

Finance

▷ **Profitability per unit of production ranked 9th among all worldwide E&P companies for 2001**

▷ **Stock price performance ranked 11th among all worldwide E&P and oil service companies in 2002**

▷ **2002 marks the fourth consecutive year of stock price gains totaling 427 percent since 1998**

▷ **In 2001, Forbes ranked CREDO as the 89th best small company in America**

John A. Alsko
Chief Financial Officer



Financial Data

	2002	2001
Revenues	$ 5,358,000	$ 5,807,000
Cash Flow from Operations *(Before Working Capital Changes)*	$ 2,870,000	$ 3,392,000
Net Income	$ 1,282,000	$ 2,002,000
Working Capital	$ 6,630,000	$ 5,791,000
Debt	$ 456,000	$ 500,000
Total Assets	$ 18,811,000	$ 16,470,000
Common Shares Outstanding	3,280,000	3,176,000

Operations Data

	2002	2001
Production:		
Gas Production (Mcf)	1,298,000	800,000
Oil Production (bbls)	37,000	44,000
Reserves:		
Gas Reserves (Mcf)	9,415,000	9,121,000
Oil Reserves (bbls)	337,000	330,000
Future Net Revenues	$ 29,774,000	$ 21,843,000
Future Net Revenues Discounted at 10%	$ 18,035,000	$ 13,874,000
Acreage:		
Gross Acres	354,000	348,000
Net Acres	50,000	47,000

Corporate Profile

CREDO Petroleum Corporation is an independent oil and gas exploration and development company. CREDO and its wholly owned subsidiaries, United Oil Corporation and SECO Energy Corporation, operate in eight states located in the Mid-Continent and Rocky Mountain regions of the United States. CREDO owns working and royalty interests in 911 wells, and acts as "operator" of 89 wells located mostly in Oklahoma. The company also holds over 233,000 gross acres of undeveloped oil and gas leases in its prospect inventory.

Reserve Quantities


82% Gas
18% Oil

Cash Flow From Operations

Before Working Capital Changes
(in thousands)


$3,500
$2,500
$1,500
$ 500
1998
1999
2000
2001
2002

Report to Shareholders



"We enter 2003 with the proven expertise to find and produce gas reserves, the financial resources to foot the bill, and the best product price outlook I have ever seen."

"Tiny CREDO Petroleum proves good things come in small packages gaining for the fourth straight year to rack up a sizzling 427 percent gain since 12/31/98." (John S. Herold)

I am pleased to report that we had another good year. I am even more pleased to report that our opportunity for significant growth is the best in CREDO's history.

Industry comparisons provide an excellent perspective on CREDO's short and long-term performance. John S. Herold, Inc. is a recognized leader in providing such data for the oil and gas industry. The most recent *Herold Global Upstream Performance Review* said the following about CREDO.

- ▷ "Tiny CREDO Petroleum proves good things come in small packages gaining for the fourth straight year to rack up a sizzling 427 percent gain since 12/31/98."
- ▷ For 2001, CREDO ranked 9th among the worldwide E&P group with profitability per unit of production of $13.35 per barrel of oil equivalent.
- ▷ For 2002, CREDO ranked 11th among the worldwide E&P and oil service companies in stock price performance with a 51.8 percent gain.
- ▷ For average 3-year and 5-year U.S. reserve replacement costs, CREDO ranked in the top 25 percent of its peer group.

Natural Gas Price Outlook

The long-term fundamentals for natural gas prices are the best I have ever seen. Put simply, there is an imbalance between North American supply and demand. In the face of rising demand, our domestic industry is "prospect poor" and good opportunities are very scarce. As a result, domestic gas production fell about five percent in 2002. Continuation of this imbalance will lead to a higher price threshold and result in excellent demand for our drilling prospects and Calliope technology.

Financial Results

Our first priority is to make a profit and provide a reasonable return on our shareholders' investment. Although net income fell compared to last year due to sharply lower gas price realizations, we again were profitable and produced a respectable 10 percent return on shareholder equity. Net income was $1,282,000 compared to $2,002,000 last year. On a per diluted share basis, net income was $.39 compared to $.61 last year.

To evaluate 2002 results, it is important to understand that product prices have a much more direct impact on our bottom line than production volumes. Product prices are encumbered only by the cost of taxes, while production volumes are encumbered by the costs of depletion and lease operating expenses, as well as taxes. Therefore, it takes several units of volume to equal one unit of price. This explains why a 40 percent drop in natural gas price realizations had such a dramatic effect on our bottom line despite a 43 percent increase in production volumes.

Cash flow (before working capital changes) was $2,870,000 on revenues of $5,358,000. Capital spending totaled $2,464,000, the second highest level in the company's history. As always, our financial position remains strong. Working capital ended the year up 15 percent at $6,630,000. Cash and temporary investments totaled $6,910,000 and shareholders' equity was $14,307,000.

The average return on temporary cash investments was three percent in 2002, four percent in 2001, and 14 percent in 2000. At year-end, approximately 70 percent of the investments were managed by specialists in market timing using U.S. mutual funds. Remaining investments were in managed partnerships that use various strategies to minimize their correlation to stock market movements. Most of the investments are highly liquid. We believe our greatest investment risk is the potential for negative impact from unexpected, major adverse news, like the September 11th terrorist attacks.

Production and Product Prices

Our second priority is to increase production volumes. Successful drilling boosted 2002 production 43 percent to a record 1.52 Bcfge (billion cubic feet of gas-equivalent). Natural gas production rose 62 percent to a record 1.30 Bcfg while crude oil sales fell 16 percent to 37,000 barrels.

Natural gas price realizations fell 40 percent to $3.00 per Mcf (thousand cubic feet) compared to $5.00 last year. Price realizations include hedging gains of $.39 per Mcf in 2002 and $.83 per Mcf in 2001. Net wellhead natural gas prices were $2.61 per Mcf compared to $4.17 last year. Wellhead oil prices fell 17 percent to $22.01 per barrel.

Our wellhead gas prices do not directly equate to the highly publicized NYMEX prices which are pegged to the Henry Hub delivery point in Louisiana. Wellhead prices in other regions, like Oklahoma, are discounted for the theoretical cost of transportation to the Henry Hub and for various charges imposed by the pipeline companies to recover their costs.

Natural Gas Hedging Program
We again hedged successfully in 2002, adding $.39 per Mcf to supplement field gas prices. This compares to $.83 per Mcf last year when the record price spike to $10.00 provided far superior hedging opportunities.

The only hedge position currently open is for March 2003 production totaling 110,000 Mcf at a price of $4.07. Hedges for November 2002 through February 2003 were closed early and a $129,000 gain was realized. The gain will be recognized in the appropriate months of fiscal 2003. We hedge by forward selling in the NYMEX futures market.

Reserves, Production Replacement and Finding Costs
Our third priority is to replace reserves produced and then to add to our reserve base, and to do so at a reasonable cost. This year we added 1.9 Bcfge to reserves for a replacement rate of 122 percent. Our replacement cost was $6.58 per barrel-equivalent which should again rank high in our peer group.

Total reserves rose three percent to a record 11.4 Bcfge at fiscal year-end, the fourth consecutive year of reserve growth.

Oil and Gas Exploration and Development
To achieve our business priorities we must create viable, high potential projects. We are fortunate to have two such ongoing projects – natural gas drilling along the Anadarko Shelf of Oklahoma and our patented Calliope® Gas Recovery System. Either of these projects can have a very dramatic impact on the growth of a small company like CREDO.

Anadarko Shelf Drilling Program. For the past two years, drilling has focused on our 11,000 gross acre Sand Creek and 3,000 gross acre Two Springs Prospects located in Ellis and Harper Counties, Oklahoma. Our geoscientists have extensive experience in this play where wells target the Morrow and Chester formations between 7,500 and 9,000 feet.

To date, 14 wells have been drilled of which 11 were successful, two were dry holes, and one is undergoing extended evaluation. Two of the wells are exceptional for the area. The Glendena and Redfearn both commenced production at 3.0 MMcf (million cubic feet) per day and are still producing between 1.7 and 1.9 MMcf per day. These wells are primarily responsible for the increase in CREDO's 2002 production.

The recently drilled Hudson Trust well, located about one mile east of the Redfearn well, has tested 2.1 MMcf per day from a "natural" (no acid or fracture stimulation) completion with good pressures. Logs and other data look very similar to the Redfearn well. The well is awaiting pipeline connection and CREDO owns a 32 percent working interest. We also own 45 percent of the section to the south. With the Hudson Trust well on the north and the Glendena well to the west, the section looks very promising.

Both prospects have ample room for more drilling, and more exceptional wells are likely. We estimate that another 15 to 20 wells may be drilled in the area and that CREDO will be involved in most of them. We also operate elsewhere on the Anadarko Shelf as well as in other areas of Oklahoma and in Wyoming, Utah, Kansas and Colorado. In Wyoming, 281 wells were drilled this year on coal bed methane acreage where we own small overriding royalty interests.

Calliope Gas Recovery System. Calliope is about recovering more gas from known resources, and represents a new generation of gas recovery technology for many low-pressure gas wells. We are all aware of the ever increasing dependence on foreign energy and the related implications for our economy and welfare. It is incumbent on our industry to maximize recoveries from our domestic resources, and Calliope is another step toward accomplishing that objective.

The 11,800-foot J. C. Carroll well provides an excellent example of Calliope's potential.

Year End Reserves
(MMcf Gas Equivalent)


12,000
9,000
Gas
6,000
3,000
Oil
2000
2001
2002

Oil and Gas Production
(MMcf Gas Equivalent)


1,600
1,200
800
400
2000
2001
2002

"Our first priority is to make a profit and provide a reasonable return on our shareholders' investment".

"Our second priority is to increase production volumes."

"Our third priority is to replace reserves produced and then to add to our reserve base, and to do so at a reasonable cost."

When the well was purchased for salvage value in 1999, it had not produced commercially in five years. Calliope immediately restored production to 660 Mcf per day and the well is still producing about 410 Mcf per day. Calliope has already recovered over 0.5 Bcf of gas from the Carroll well and we estimate it will recover an additional 1.2 Bcf. These reserves are significantly greater than reserves developed by the typical well drilled onshore in the U.S. this year, and were developed at a fraction of the cost and risk. At today's gas prices, the reserves are worth $5,000,000 to $8,000,000.

Calliope has a limited, but very impressive, track record of adding 0.5 to 1.7 Bcf of gas reserves to mostly dead wells. A few facts about Calliope demonstrate its value to CREDO.

- ▷ Four of our six Calliope wells rank first, second, ninth and tenth among CREDO's most valuable producing properties. All of these wells were given up on by other operators and were dead at the time Calliope was installed.
- ▷ Calliope develops more reserves from many dead or uneconomic wells than we expect from the average new well drilled, and at half the cost and significantly less risk.
- ▷ From the first installation, Calliope has more than paid its own way – a remarkable achievement for any new technology.

In any major project, there are significant obstacles to overcome. For Calliope, our primary obstacle has been that candidate wells are simply not for sale on the needed scale. Wells that are for sale often have mechanical problems or problems caused by the seller's "parting shots" which preclude successful Calliope installations. That has impeded our original plan to use Calliope exclusively on company-owned wells.

Late in 2002, we purchased nine wells intended for new Calliope installations. Each well has substantial Calliope reserve potential ranging from several hundred million to 2.0 billion cubic feet of gas. Installations on three of the wells are expected to be completed in the first calendar quarter of 2003. The remaining wells are in various stages of evaluation. Further evaluation may show that some of the wells are not suitable for Calliope.

In an effort to install Calliope on more wells, we are currently preparing a multimedia presentation designed to introduce the technology to other companies. This will be done on a very selective basis, targeting companies that own, or have access to, candidate wells. Because of the proprietary nature of the information, we may require confidentiality agreements before making presentations.

The schedule for completion of the presentation in March 2003 coincides very nicely with several new Calliope wells expected to come on production and higher gas prices. That will result in excellent timing for introducing Calliope to other companies. As Calliope's story becomes better known, I am confident that we will begin to realize its real financial potential.

Looking Forward

I began this report by telling you that 2002 was another good year for our company. I expect more good years ahead.

It is not realistic, however, to expect that we can improve on our results each year. Many things in this business–like product prices–are beyond our control, and we experience periods of feast and famine in opportunities for growth. For us that is just background noise. Our commitment is to create viable projects supported by good reasoning. We know that will continue to yield superior long-term performance.

We enter 2003 with the proven expertise to find and produce gas reserves, the financial resources to foot the bill, and the best product price outlook I have ever seen. With excellent drilling and Calliope momentum, our opportunity to build substantial value for our shareholders has never been better.



James T. Huffman
President
December 28, 2002

Business, Operations and Financial Sections



Table of Contents

Summary

The following *Business* and *Operations* sections contain excerpts, with certain modifications, from the company's Form 10-KSB for fiscal 2002 which has been filed with the Securities and Exchange Commission.

The financial sections, including *Management's Discussion and Analysis of Financial Condition and Results of Operations*, are identical to those contained in the Form 10-KSB. The Form 10-KSB is available to all shareholders upon request. References to years in this report are to the company's fiscal October 31 year.

Business

General - CREDO Petroleum Corporation ("CREDO") was incorporated in Colorado in 1978. CREDO and its wholly owned subsidiaries, United Oil Corporation and SECO Energy Corporation ("United", "SECO" and collectively "the company"), are Denver, Colorado based independent oil and gas companies which engage in oil and gas acquisition, exploration, development and production activities in the Mid-Continent and Rocky Mountain regions of the United States.

CREDO and United actively drill, acquire and operate oil and gas properties. The companies also own an exclusive license to the patented Calliope™ Gas Recovery System ("Calliope") and are involved in the application and refinement of the technology on low pressure gas wells. United operates exclusively in Oklahoma and CREDO operates all properties located outside of Oklahoma. SECO owns royalty interests located primarily in the Rocky Mountain region.

Markets and Customers - Marketing of the company's oil and gas production is influenced by many factors which are beyond the company's control and the exact effect of which cannot be accurately predicted. These factors include changes in supply and demand, changes in market prices, regulatory changes, and actions of major foreign producers.

Oil production is sold to crude oil purchasing companies at competitive spot field prices. Crude oil and condensate production are readily marketable. Crude oil prices are subject to world-wide supply and demand, and are primarily dependent upon available supplies which can vary significantly depending on production and pricing policies of OPEC and other major producing countries and on significant events in major producing regions.

Gas price decontrol, the advent of an active spot market for natural gas, changes in supply and demand for natural gas, and weather patterns cause prices received by the company to be subject to significant fluctuations. The company presently sells virtually all of its gas under one to five year contracts based on monthly "spot" (Index) prices for the applicable production region. Title to the gas normally passes to the pipeline at meters located near the wells. The Index prices are reduced ("netted") by certain pipeline charges.

For additional information about energy markets, product prices and the company's hedging strategy, refer to *Management's Discussion and Analysis of Financial Condition and Results of Operations - Product Prices, Production and Investments*.

Operations

General - Operations are conducted primarily in the Mid-Continent and Rocky Mountain regions of the United States. The company owns producing and non-producing property interests in eight states. Except for development, testing and application of Calliope, operations are concentrated on shallow to medium depth properties generally ranging from 7,000 to 10,000 feet. The company enters into various types of cost sharing arrangements with industry participants on most of its operating activities. Applications of Calliope are concentrated below 10,000 feet and, to date, have not required external sources of capital. The company acts as "operator" of 89 wells pursuant to standard industry Operating Agreements, and it owns working and royalty interests in approximately 822 wells which are operated by outside parties. In addition, the company is general partner of three private limited partnerships which are in the production stage of operations.

Summary of Significant Activities - In fiscal 2002, capital spending totaled $2,464,000, the second highest level in the company's history. The company's business focused on two core projects – natural gas drilling along the Anadarko Shelf of Oklahoma and application of its patented Calliope Gas Recovery System. During the year, the company drilled thirteen wells in Oklahoma with interests ranging from 7% to 40%. Eleven of the wells were successful, one was a dry hole and one is undergoing extended evaluation. In addition, 281 coal bed methane wells were drilled on acreage in Wyoming where the company owns small royalty interests. Oklahoma drilling was concentrated in Ellis and Harper Counties on the company's 11,000 gross acre Sand Creek Prospect and its 3,000 gross acre Two Springs Prospect where eight wells were drilled. The wells targeted the Morrow and Chester formations between 7,500 and 9,000 feet. Calliope operations were focused on production of a multimedia presentation for use in introducing Calliope to other companies and on acquiring wells for new Calliope installations. Near the end of the year, the company purchased nine wells intended for new Calliope installations.

In fiscal 2001, capital expenditures totaled $2,688,000, the highest level in company history. CREDO's business focused on two core projects – natural gas drilling along the Anadarko Shelf of Oklahoma and application of Calliope. During the year, the company participated in drilling 11 gas wells in Oklahoma and Wyoming which were successfully completed as commercial gas wells. The company's interest in the wells ranged from 5% to 60%. Oklahoma drilling was concentrated in Ellis and Harper Counties on the company's Sand Creek and Two Springs Prospects with encouraging results. In Wyoming, electrical, gathering and water disposal infrastructures were installed for the 22 coal bed methane wells drilled last year on the company's 10% owned Recluse property. The company also significantly refined and extended the limits of its Calliope technology. The company believes that it has proved the economic viability and breadth of the Calliope system.

Refer to *Management's Discussion and Analysis of Financial Condition and Results of Operations - Oil and Gas Activities* for additional information.

Producing Wells and Developed Acreage - Developed acreage at October 31, 2002 totaled 23,200 net and 120,500 gross acres. At October 31, 2002, the company owned working interests in 58.30 net (196 gross) wells consisting of 19.02 net (46 gross) oil wells and 39.28 net (150 gross) gas wells. In addition, the company owned royalty and production payment interests in approximately 715 oil and gas wells. In 2002, the company sold 3.55 net (9 gross) wells. In the same period, the company drilled and acquired interests in 8.17 net (20 gross) wells in which it did not previously own an interest.

Undeveloped Acreage - Undeveloped oil and gas leases at October 31, 2002 totaled 233,000 gross (27,000 net) acres of which 165,000 gross (9,000 net) acres were royalty interest acres and 68,000 gross (18,000 net) acres were working interest acres. Of these amounts, 146,000 gross (8,000 net) acres were held-by-production, and 12,000 gross (3,000 net) acres have remaining lease terms exceeding five years. Undeveloped acreage is located in eight states including Oklahoma, Wyoming and Utah.

Drilling Activity - The following tables set forth the number of gross and net oil and gas wells which the company has participated and the results thereof for the periods indicated.

Gross Wells

Year Ended	Total Gross	Exploratory			Development		
October 31	Wells	Oil	Gas	Dry	Oil	Gas	Dry
2002	**13**	-	**7**(1)	**1**	-	**5**	-
2001	11	-	9(2)	-	-	2	-
1978-2000	210	12	86	76	15	16	5
	234	12	102	77	15	23	5

Net Wells

Year Ended	Total Net	Exploratory			Development		
October 31	Wells	Oil	Gas	Dry	Oil	Gas	Dry
2002	**3.212**	-	**2.707**(1)	**.250**	-	**.255**	-
2001	2.236	-	2.097(2)	-	-	.139	-
1978-2000	33.479	1.557	11.933	11.493	4.350	2.161	1.985
	38.927	1.557	16.737	11.743	4.350	2.555	1.985

(1) One well (.675 net well) is presently being completed and is not responding as anticipated and is undergoing extended evaluation.

(2) Includes two shallow coal bed methane gas wells at less than 1,000 feet in depth in which the company owns approximately 5%.

Reserves - Approximately 70% of the value of the company's estimated reserves are concentrated in 20% of the company's properties (in most cases individual wells). In 2002, 2001 and 2000, McCartney Engineering, Inc., an independent petroleum engineering firm, estimated proved reserves for the company's significant properties which represented approximately 62% to 63% in each year of the total estimated future value of estimated reserves. Remaining reserves were estimated by the company in all years. At October 31, 2002, oil represented 18% and natural gas represented 82% of total reserves denominated in equivalent barrels using a six Mcf of gas to one barrel of oil conversion ratio. For further information regarding the company's proved reserves, see *Note (6) of Notes To Consolidated Financial Statements.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources - At fiscal year-end October 31, 2002, working capital was $6,630,000. Cash generated by operating activities (before working capital changes) totaled $2,870,000 in 2002. Cash flow was used primarily to fund oil and gas exploration and development expenditures totaling $2,464,000 and to increase working capital.

Existing working capital and anticipated cash flow are expected to be sufficient to fund fiscal 2003 operations. At fiscal year-end, the company had no lines of credit or other bank financing arrangements. Because earnings are anticipated to be reinvested in operations, cash dividends are not expected to be paid in the foreseeable future. Commitments for future capital expenditures were not material at fiscal year-end. The company has no defined benefit plans and no obligations for post retirement employee benefits.

Product Prices, Production and Investments - Gas price decontrol, the advent of an active spot market for natural gas, changes in supply and demand for natural gas, and weather patterns cause natural gas prices to be subject to significant fluctuations. The company presently sells virtually all of its gas under one to five year contracts with major pipeline companies. The sales price is typically based on monthly "spot" (Index) prices for the applicable production region. Title to the gas normally passes to the pipeline at meters located near the wells. The Index prices are reduced ("netted") by certain pipeline charges.

Significant world events and OPEC's production and pricing policies influence world-wide supply and demand and prices for crude oil and petroleum products. Since 1998, crude oil prices have ranged widely from approximately $10.00 to $30.00 per barrel.

Although product prices are key to the company's ability to operate profitably and to budget capital expenditures, they are beyond the company's control and are difficult to predict. Since 1991, the company has periodically hedged natural gas prices by forward selling a portion of its production in the NYMEX futures market. This is generally done when the price relationship (the "basis") between the futures markets and the cash markets where the company sells its gas is stable within historical ranges, and when, in the company's opinion, the current price is adequate to insure reasonable returns at a time when downside price risks appear to be substantial. The company closes its hedges by purchasing offsetting "long" positions in the futures market at then prevailing prices. Accordingly, the gain or loss on the hedge position will depend on futures prices at the time offsetting "long" positions are purchased. Hedging gains and losses are included in revenues from oil and gas sales. The company's most significant hedging risk is that expected correlation in price movements as discussed above do not occur, and thus, that gains or losses in one market are not fully offset by opposite moves in the other market. During the past three years, the company hedged portions of its estimated future gas production. Hedging transactions resulted in gains of $505,000 in 2002 and $663,000 in 2001 and losses of $141,000 in 2000. At October 31, 2002, the company's open hedge positions totaled 450,000 Mcf covering the months of December 2002 through March 2003 at an average price of $4.12 per Mcf. The hedge represented approximately 100% of the company's estimated gas production for those months. Subsequently, hedges for all months except March 2003 (110,000 Mcf at $4.07) were closed and a $129,000 gain was realized.

Gas and oil sales volume and price realization comparisons for the indicated years ended October 31 are set forth below. Price realizations include the sales price and hedging gains and losses.

	2002		2001		2000	
Product	**Volume**	**Price**	Volume	Price	Volume	Price
Gas (Mcf)	**1,298,000**	**$ 3.00**	800,000	$ 5.00	668,000	$ 2.84
% change	**+62%**	**-40%**	+20%	+76%	-22%	+33%
Oil (bbls)	**37,000**	**$ 22.01**	44,000	$ 26.45	39,000	$ 27.88
% change	**-16%**	**-17%**	+14%	-5%	-	+78%

The 2002 and 2001 increases in natural gas volumes resulted primarily from successful drilling in Oklahoma. Oil production increased in 2001 as production from a waterflood project peaked and then fell in 2002 as the project began a normal decline. Most other oil and condensate volumes are associated with gas production and, therefore, vary from well to well depending on the volume and "richness" of gas produced.

Surplus cash is invested with professional money managers. The average return on CREDO's investments was three percent in 2002, four percent in 2001, and 14 percent in 2000. At year-end approximately 70% of the investments were with managers who specialized in market timing using U.S. mutual funds. Remaining investments are in managed partnerships that use various strategies to minimize their correlation to stock market movements. Most of the investments are highly liquid and management believes they represent a responsible approach to cash management. In management's opinion, the greatest risk to our investments is the potential for negative market impact from unexpected, major adverse news, like the September 11th terrorist attacks.

Oil and Gas Activities - Fiscal 2002 capital spending totaled $2,464,000, the second highest level in the company's history. During the year the company continued to focus on its two core projects – natural gas drilling along the Anadarko Shelf of Oklahoma and application of its patented Calliope Gas Recovery System.

Drilling Activities. In fiscal 2002, the company drilled thirteen wells in Oklahoma with interests ranging from 7% to 40%. Eleven of the wells were successful, one was a dry hole and one is undergoing extended evaluation. In addition, 281 coal bed methane wells were drilled on acreage in Wyoming where the company owns small royalty interests. Oklahoma drilling was concentrated in Ellis and Harper Counties on the company's 11,000 gross acre Sand Creek Prospect and its 3,000 gross acre Two Springs Prospect where eight wells were drilled. The wells targeted the Morrow and Chester formations between 7,500 and 9,000 feet.

To date, 14 wells have been drilled on the two prospects of which 11 were successful, two were dry holes, and one is undergoing extended evaluation. Two of the wells are exceptional for the area. The Glendena well was completed in October 2001 and the Redfearn in April 2002, both from the same Morrow reservoir. The wells each commenced production at 3.0 MMcfg (million cubic feet of gas) per day and are still producing between 1.7 and 1.9 MMcfg per day. To date, they have produced 1.10 and .64 Bcfg (billion cubic feet of gas), respectively. The two wells accounted for 38% of the company's 2002 production and were primarily responsible for the increase in the company's 2002 production. The wells accounted for only 8% of the company's estimated proved reserves values at year-end because their exceptionally high production rates have resulted in rapid depletion of reserves.

Both the Sand Creek and the Two Springs Prospects have ample room for additional wells to be drilled, and the company believes that more exceptional wells are likely. The recently drilled Hudson Trust well, located about one mile east of the Redfearn well, has tested 2.5 MMcfgd from a "natural" (no acid or fracture stimulation) completion with good pressures. Logs and other data look very similar to the Redfearn well. The Hudson Trust well is waiting pipeline connection and the company owns a 32% working interest. The company also owns 45% of the section to the south. That section is bounded on the north by the Hudson Trust well and on the west by the Glendena well and looks very promising for drilling.

Drilling is not restricted to the Sand Creek and Two Springs Prospects. The company has drilled wells and is generating prospects elsewhere on the Northern Anadarko Shelf, in the Oklahoma Panhandle, and north-central Oklahoma. Except for royalty interests, the company currently has no significant interests in the Wyoming coal bed methane play.

The company replaced 122% of the reserves produced in 2002 and its reserve replacement cost was $6.58 per barrel of oil-equivalent (BOE). According to John S. Herold, Inc.'s *Global Upstream Performance Review-2002 Final Report*, the company's historic three and five-year average reserve replacement costs have been in the top quartile of its peer group.

Calliope Gas Recovery System. The company owns the exclusive right to a patented technology known as the Calliope Gas Recovery System. Calliope achieves substantially lower flowing bottom hole pressure than conventional production methods because it does not rely on reservoir pressure to lift liquids. In most of the applications to date, Calliope has developed more reserves than the average new well drilled by the company, and at one-half the cost and a small fraction of the risk.

The company believes that it has proven Calliope will add .5 to 2.0 Bcfg to many dead and uneconomic wells and that Calliope is a new generation of gas recovery technology for many low pressure gas wells. Calliope systems are currently installed on six company-owned wells. In terms of undiscounted reserve values at fiscal year-end 2002, Calliope wells rank first, second, ninth and tenth among the company's most valuable producing wells. The six producing Calliope wells account for 19% of the company's reserve value. The 11,800-foot J. C. Carroll well provides an excellent example of Calliope's potential. When the well was purchased for salvage value in 1999, it had not produced commercially in five years. Calliope immediately restored production to 660 Mcfg (thousand cubic feet of gas) per day and the well is still producing about 410 Mcfg per day. Calliope has already recovered over 0.5 Bcfg from the Carroll well and the company estimates it will recover an additional 1.2 Bcfg.

Late in fiscal 2002, the company purchased nine wells intended for new Calliope installations. Each well has substantial Calliope reserve potential ranging from several hundred million to 2.0 billion cubic feet of gas. Installations are expected to be completed on three of the wells in the first calendar quarter of 2003. The remaining wells are in various stages of evaluation. It should be expected that some of the wells will not prove suitable for a Calliope installation.

The company's objective is to install Calliope on more wells. To that end, the company is preparing a multimedia presentation about Calliope to be used to introduce Calliope to certain companies with the objective of joint venturing, licensing, or providing Calliope for a fee. Management expects the final presentation to be complete in March 2003.

Reserves. At fiscal year-end, approximately 70% of the gross value of the company's estimated proved reserves is concentrated in 20% of its properties (in most cases individual wells). The company's two most valuable producing properties are Calliope wells (the Bradford and Carroll wells) which represent 13% of the company's gross reserve value. The Glendena and Redfearn wells (discussed above) and the Emet well drilled in 2002 on the company's Two Springs Prospect (Emet well) represent 12% of such value. Approximately 600 coal bed methane royalty interest wells located on one property in Sheridan County, Wyoming and a waterflood project in southern Oklahoma account for 6% of such value.

All of these properties, or wells, have limited production histories. In the case of the Calliope wells the limited history is based on the application of Calliope. Accordingly, estimates of reserve quantities and values must be viewed as being subject to significant change as more data about the properties becomes available. In addition, Calliope wells are generally mature wells. As such, they contain old down-hole equipment, like tubulars, that is more subject to failure than new equipment. The failure of such equipment, particularly casing, can result in complete loss of a well.

Results of Operations - In 2002, total revenues fell 8% to $5,358,000 compared to $5,807,000 in 2001. As the oil and gas price/volume table on page 4 shows, total gas price realizations, which reflect hedging transactions, fell 40% to $3.00 per Mcf and oil price realizations fell 17% to $22.01 per barrel. The net effect of these price changes was to decrease oil and gas sales by $1,604,000. Hedging gains were $505,000 in 2002 compared to $663,000 in 2001. Gas volumes produced rose 62% and oil volumes produced declined 16%. The net effect of these volume changes was to increase oil and gas sales by $1,139,000. The increase in gas volumes resulted primarily from successful drilling in 2002 and 2001. The decline in oil volumes produced was primarily due to a waterflood project that peaked in 2001 and started a normal decline in 2002. Operating income rose 7% due to drilling supervision income and additional operated wells. Investment income and other declined 9% due primarily to market conditions during fiscal 2002 that limited investment opportunities for the market timers that manage the bulk of the company's investments.

In 2001, total revenues rose 38% to $5,807,000 compared to $4,204,000 in 2000. As the oil and gas price/volume table on page 4 shows, total gas price realizations, which reflect hedging transactions, rose 76% to $5.00 per Mcf and oil price realizations fell 5% to $26.45 per barrel. The net effect of these price changes was to increase oil and gas sales by $1,388,000. Hedging gains were $663,000 in 2001 compared to hedging losses of $141,000 in 2000. Gas volumes and oil volumes produced rose 20% and 14%, respectively. The net effect of these volume changes was to increase oil and gas sales by $804,000. The increase in gas production resulted from new wells added during the year. Operating income rose 9% due to drilling supervision income and additional operated properties. Investment income and other declined 60% due primarily to a volatile and down trending stock market during fiscal 2001 which limited investment opportunities for the market timers that manage the bulk of the company's investments.

In 2002, total costs and expenses rose 21% to $3,602,000 compared to $2,987,000 in 2001. Oil and gas production expenses rose 14% due to three major well workovers that cost approximately $106,000. Depreciation, depletion and amortization ("DD&A") increased 43% primarily due to a net increase in production volume. Two wells that accounted for 38% of the company's 2002 production delivered gas at much higher than normal rates for area wells. This resulted in a higher than normal depletion rate. General and administrative expenses rose 11% due to inflationary pressures. Interest expense relates to the exclusive license agreement note payment. The effective tax rate was 27% in 2002 and 29% in 2001.

In 2001, total costs and expenses rose 30% to $2,987,000 compared to $2,307,000 in 2000. The 22% increase in oil and gas production expenses primarily reflects increased production taxes on higher oil and gas sales revenue. DD&A increased 58% due to increases in oil and gas production and amortization of the cost of an exclusive license agreement which was not effective in the prior year. General and administrative expenses rose 14% due to inflationary pressures and additional staffing. Interest expense relates to the exclusive license agreement note payment that was not effective in the prior year. The effective tax rate was 29% in 2001 and 2000.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 - This Form 10-KSB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Form 10-KSB, other than statements of historical facts, address matters that the company reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of the company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those described in the forward-looking statements.

CONSOLIDATED BALANCE SHEETS
October 31, 2002 and 2001

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

Assets	2002	2001
Current assets:		
Cash and cash equivalents	$ 1,324,000	$ 819,000
Short-term investments	5,586,000	5,283,000
Receivables:		
Trade	577,000	317,000
Accrued oil and gas sales	535,000	367,000
Other	390,000	241,000
Total current assets	8,412,000	7,027,000
Oil and gas properties, net, at cost, using full cost method:		
Unevaluated	1,690,000	1,549,000
Evaluated	7,987,000	7,120,000
Net oil and gas properties	9,677,000	8,669,000
Exclusive license agreement, net of amortization of $152,000 and $82,000	548,000	618,000
Other, net	174,000	156,000
	$18,811,000	$16,470,000

Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,733,000	$ 1,126,000
Income taxes payable	49,000	110,000
Total current liabilities	1,782,000	1,236,000
Deferred income taxes, net	2,314,000	1,935,000
Exclusive license obligation, less current obligations of $48,000 and $44,000	408,000	456,000
Commitments		
Stockholders' equity:		
Preferred stock, without par value, 5,000,000 shares authorized, none issued	-	-
Common stock, $.10 par value, 20,000,000 shares authorized, 3,678,000 shares issued	367,000	367,000
Capital in excess of par value	6,453,000	6,453,000
Retained earnings	8,209,000	6,927,000
Accumulated other comprehensive income	37,000	14,000
Treasury stock, 398,000 and 502,000 shares at cost	(759,000)	(918,000)
Total stockholders' equity	14,307,000	12,843,000
	$18,811,000	$16,470,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Years Ended October 31, 2002

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	2002	2001	2000
Revenues:			
Oil and gas sales	$ 4,698,000	$ 5,163,000	$ 2,971,000
Operating	488,000	456,000	417,000
Investment income and other	172,000	188,000	471,000
Non-recurring litigation settlement	-	-	345,000
	5,358,000	5,807,000	4,204,000
Costs and expenses:			
Oil and gas production	1,291,000	1,135,000	934,000
Depreciation, depletion and amortization	1,202,000	842,000	533,000
General and administrative	1,060,000	957,000	840,000
Interest	49,000	53,000	-
	3,602,000	2,987,000	2,307,000
Income before income taxes	1,756,000	2,820,000	1,897,000
Income taxes	(474,000)	(818,000)	(550,000)
Net income	$ 1,282,000	$ 2,002,000	$ 1,347,000
Basic income per share	$.40	$.64	$.45
Diluted income per share	$.39	$.61	$.43

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Three Years Ended October 31, 2002

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	Common Stock		Capital In Excess Of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
Balances, October 31, 1999	3,678,000	$ 367,000	$ 6,235,000	$ 3,578,000	$ -	$ (1,215,000)	$ 8,965,000
Stock options issued to consultant	-	-	36,000	-	-	-	36,000
Purchase of treasury stock	-	-	-	-	-	(1,000)	(1,000)
Exercise of stock options	-	-	-	-	-	40,000	40,000
Net income	-	-	-	1,347,000	-	-	1,347,000
Balances, October 31, 2000	3,678,000	367,000	6,271,000	4,925,000	-	(1,176,000)	10,387,000
Comprehensive income:							
Net income	-	-	-	2,002,000	-	-	2,002,000
Other comprehensive income, net of tax:							
Change in fair value of derivatives	-	-	-	-	14,000	-	14,000
Comprehensive income	-	-	-	-	-	-	2,016,000
Stock options issued to consultant	-	-	12,000	-	-	-	12,000
Income tax benefit from exercise of nonqualified stock options and premature dispositions	-	-	170,000	-	-	-	170,000
Purchase of treasury stock	-	-	-	-	-	(129,000)	(129,000)
Exercise of stock options	-	-	-	-	-	387,000	387,000
Balances, October 31, 2001	3,678,000	367,000	6,453,000	6,927,000	14,000	(918,000)	12,843,000
Comprehensive income:							
Net income	-	-	-	1,282,000	-	-	1,282,000
Other comprehensive income, net of tax:							
Change in fair value of derivatives	-	-	-	-	23,000	-	23,000
Comprehensive income	-	-	-	-	-	-	1,305,000
Purchase of treasury stock	-	-	-	-	-	(71,000)	(71,000)
Exercise of stock options	-	-	-	-	-	230,000	230,000
Balances, October 31, 2002	**3,678,000**	**$ 367,000**	**$ 6,453,000**	**$ 8,209,000**	**$ 37,000**	**$ (759,000)**	**$ 14,307,000**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Years Ended October 31, 2002

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	2002	2001	2000
Cash flows from operating activities:			
Net income	**$ 1,282,000**	$ 2,002,000	$ 1,347,000
Non-cash expenses included in net income:			
Depreciation, depletion and amortization	**1,202,000**	842,000	533,000
Deferred income taxes	**379,000**	527,000	181,000
Other	**7,000**	21,000	48,000
Changes in operating assets and liabilities:			
Proceeds from short-term investments	**4,836,000**	3,209,000	2,418,000
Purchase of short-term investments	**(5,139,000)**	(3,866,000)	(2,989,000)
Trade receivables	**(260,000)**	(90,000)	216,000
Accrued oil and gas sales	**(168,000)**	105,000	(110,000)
Other current assets	**(126,000)**	12,000	(31,000)
Accounts payable and accrued liabilities	**603,000**	191,000	156,000
Income taxes payable	**(61,000)**	(140,000)	129,000
Net cash provided by operating activities	**2,555,000**	2,813,000	1,898,000
Cash flows from investing activities:			
Additions to oil and gas properties	**(2,464,000)**	(2,688,000)	(1,855,000)
Proceeds from sale of oil and gas properties	**376,000**	34,000	552,000
Acquisition of exclusive license agreement	**-**	-	(159,000)(1)
Other	**(77,000)**	(42,000)	(175,000)
Net cash used in investing activities	**(2,165,000)**	(2,696,000)	(1,637,000)
Cash flows from financing activities:			
Proceeds from exercise of stock options	**230,000**	387,000	40,000
Purchase of treasury stock	**(71,000)**	(129,000)	(1,000)
Principal payment on exclusive license obligation	**(44,000)**	(40,000)	-
Net cash provided by financing activities	**115,000**	218,000	39,000
Increase in cash and cash equivalents	**505,000**	335,000	300,000
Cash and cash equivalents:			
Beginning of year	**819,000**	484,000	184,000
End of year	**$ 1,324,000**	$ 819,000	$ 484,000

(1) Supplemental Disclosure of Non-Cash Investing and Financial Activities: In fiscal 2000, the company had an obligation for acquisition of an exclusive license agreement of $540,000.

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of CREDO Petroleum Corporation and its wholly owned subsidiaries (the "company"). The company engages in oil and gas acquisition, exploration, development and production activities in the United States. Certain operations are conducted through three private limited partnerships (the "Partnerships") which, as general partner, the company manages and controls. The company's general and limited partner interests in the Partnerships are combined on the proportionate share basis in accordance with accepted industry practice. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to prior year amounts with no effect on net income. All references to years in these Notes refer to the company's fiscal October 31 year.

Cash, Cash Equivalents, and Short-Term Investments

Cash equivalents consist of highly liquid investments with original maturities of three months or less. At October 31, 2002, short-term investments are approximately 70% allocated to professional money managers who specialize in market timing using U.S. mutual fund groups. These managers generally enter and exit stock fund trades on a frequent and short-term basis and use mutual fund money market accounts when not invested in stock funds. Other short-term investments consist primarily of professionally managed limited partnerships which provide readily determinable market values. The partnerships are invested primarily in financial instruments. Unrealized gains on limited partnerships total $28,000 and $97,000 at October 31, 2002 and 2001, respectively. Short-term investments are classified as "trading" and are stated at fair value with realized and unrealized gains and losses immediately recognized.

Oil and Gas Properties

The company follows the full cost method of accounting for its oil and gas operations. Under this method all costs incurred in the acquisition, exploration, and development of oil and gas properties are capitalized in one cost center, including certain internal costs directly associated with such activities which totaled $200,000 in 2002, 2001 and 2000. Proceeds from sales of oil and gas properties are credited to the cost center with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved oil and gas reserves. Estimated dismantlement, restoration, and abandonment costs are approximately offset by estimated residual values of lease and well equipment. Accordingly, no accrual for such costs has been recorded.

If capitalized costs, less related accumulated amortization and deferred income taxes, exceed the "full cost ceiling," the excess is expensed in the period such excess occurs. The full cost ceiling includes an estimated discounted value of future net revenues attributable to proved reserves using current product prices and operating costs, and an estimate of the value of unproved properties which are included in the cost center. Cost of oil and gas properties are amortized using the units of production method. The company's composite depreciation, depletion and amortization ("DD&A") rate per equivalent barrel produced was $4.27 in 2002, $4.06 in 2001, and $3.21 in 2000.

Unevaluated properties consist primarily of lease acquisition and maintenance costs. Evaluation normally takes three to five years. Of the unevaluated property costs, $98,000 and $121,000 were incurred in 2002 and 2001, respectively.

Natural Gas and Crude Oil Price Hedging

The company periodically hedges the price of its oil and gas production when the potential for significant downward price movement is anticipated. Hedging transactions take the form of forward, or "short," selling in the NYMEX futures market, and are closed by purchasing offsetting "long" positions. Such hedges, which are accounted for as cash flow hedges, do not exceed anticipated production volumes, are expected to have reasonable correlation between price movements in the futures market and the cash markets where the company's production is located, and are authorized by the company's Board of Directors. Hedges are expected to be closed as related production occurs but may be closed earlier if the anticipated downward price movement occurs or if the company believes that the potential for such movement has abated. All other futures transactions are accounted for as speculative transactions and gains and losses are immediately recognized in other income.

Hedging gains and losses are recognized as adjustments to oil and gas sales as the hedged product is produced. The company had hedging gains of $505,000 and $663,000 in 2002 and 2001, respectively, and hedging losses of $141,000 in 2000. Gains and losses on speculative transactions were immaterial in all years. The company has recorded in other comprehensive income net deferred gains of approximately $53,000 ($37,000 net of tax) related to natural gas hedging transactions of which gains of $72,000 were realized and losses of $19,000 were unrealized. Any hedge ineffectiveness, which is currently immaterial, is immediately recognized in other income. At October 31, 2002, the company's open hedge position totaled 450,000 Mcf covering the months of December 2002 through March 2003 at an average price of $4.12 per Mcf. The hedge represented approximately 100% of the company's estimated gas production for those months. Subsequently, hedges for all months except March 2003 (110,000 Mcf at $4.07) were closed and a $129,000 gain was realized.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved oil and gas reserve quantities and the related present value of estimated future net cash flows therefrom.

Per Share Amounts

Basic income per share is computed using the weighted average number of shares outstanding. Diluted income per share reflects the potential dilution that would occur if stock options were exercised using the average market price for the company's stock for the period. The assumed exercise of stock options would increase the weighted average shares outstanding from 3,245,000 to 3,316,000 in 2002, 3,110,000 to 3,271,000 in 2001, and from 2,981,000 to 3,175,000 in 2000.

Impact of New Accounting Pronouncement

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" that requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. This statement is effective for fiscal years beginning after June 15, 2002. The effect of this standard on the company's results of operations and financial position is not expected to be material.

(2) Common Stock and Preferred Stock

The company has authorized 5,000,000 shares of preferred stock which may be issued in series and with preferences as determined by the company's Board of Directors. Approximately 100,000 shares of the company's authorized but unissued preferred stock have been reserved for issuance pursuant to the provisions of the company's Shareholders' Rights Plan.

The company's 1997 Stock Option Plan (the "Plan"), as amended and restated effective October 25, 2001, authorizes the granting of incentive and nonqualified options to purchase shares of the company's common stock. The Plan is administered by the Board of Directors which determines the terms pursuant to which any option is granted. The Plan provides that upon a change in control of the company, options then outstanding will immediately vest and the company will take such actions as are necessary to make all shares subject to options immediately salable and transferable. Plan activity is set forth below.

Years Ended October 31	**2002**		2001		2000	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	**295,000**	**$ 3.66**	366,667	$ 2.33	361,667	$ 2.10
Granted	**15,000**	**8.35**	125,000	4.90	45,000	4.55
Exercised	**(114,100)**	**2.01**	(196,667)	1.97	(20,000)	1.94
Cancelled or forfeited	**(100,000)**	**4.88**	-	-	(20,000)	1.63
Outstanding at end of year	**95,900**	**$ 5.07**	295,000	$ 3.66	366,667	$ 2.33

Options are exercisable at weighted average exercise prices as follows: 57,566 in 2002 at $4.56; 22,084 in 2003 at $4.95; 8,750 in 2004 at $5.90; 3,750 in 2005 at $8.35; and 3,750 in 2006 at $8.35. Options expire with weighted average exercise prices as follows: 13,000 in 2004 at $3.19; 42,900 in 2005 at $4.53; 25,000 in 2006 at $5.00; and 15,000 in 2007 at $8.35. The weighted average remaining contractual life of options outstanding at October 31, 2002 is 3.0 years.

Under current accounting rules the company has elected to follow APB 25 for recognizing the costs associated with employee stock options, and is only subject to the disclosure items of FASB 123. Had compensation cost been recorded under FASB 123, net income and per share amounts for 2002 would have been $1,179,000, or $.36 per share basic and $.36 per share diluted, for 2001 would have been $1,872,000, or $.60 per share basic and $.57 per share diluted, and for 2000 would have been $1,257,000, or $.42 per share basic and $.40 per share diluted. For the purpose of this disclosure, the fair value of each option granted was $3.75 in 2002, $2.41 in 2001 and $2.26 in 2000. All options were granted with an exercise price equal to the market price on the date of grant. The fair value was estimated on the date of grant using the Black-Scholes option-pricing model with an expected volatility of 53% in 2002, 58% in 2001 and 48% in 2000, a risk-free interest rate of 4% in 2002 and 6% for 2001 and 2000, no expected dividends, and an expected term of 5 years.

(3) Commitments

The company leases office facilities under a five year lease agreement which was amended to extend the lease term for an addi-

Total estimated proved reserves and the changes therein are set forth below for the indicated fiscal year.

	2002		2001		2000	
	Gas(Mcf)	Oil(bbls)	Gas(Mcf)	Oil(bbls)	Gas(Mcf)	Oil(bbls)
Proved reserves:						
Balance, November 1	9,121,000	330,000	7,413,000	373,000	6,683,000	321,000
Revisions of previous estimates	(239,000)	20,000	82,000	(9,000)	169,000	28,000
Extensions and discoveries	1,715,000	28,000	2,404,000	5,000	1,206,000	63,000
Purchases of reserves in place	141,000	-	22,000	5,000	36,000	-
Sales of reserves in place	(25,000)	(4,000)	-	-	(13,000)	-
Production	(1,298,000)	(37,000)	(800,000)	(44,000)	(668,000)	(39,000)
Balance, October 31	9,415,000	337,000	9,121,000	330,000	7,413,000	373,000
Proved developed reserves:						
Beginning of period	8,249,000	296,000	6,511,000	340,000	5,704,000	287,000
End of period	8,459,000	298,000	8,249,000	296,000	6,511,000	340,000

The standardized measure of discounted future net cash flows from reserves is set forth below as of October 31 of the indicated fiscal year.

	2002	2001	2000
Future cash inflows	$ 44,244,000	$ 32,952,000	$ 43,981,000
Future production and development costs	(14,469,000)	(11,109,000)	(12,506,000)
Future income tax expense	(6,552,000)	(4,589,000)	(7,142,000)
Future net cash flows	23,223,000	17,254,000	24,333,000
10% discount factor	(9,157,000)	(6,294,000)	(9,877,000)
Standardized measure of discounted future net cash flows	$ 14,066,000	$ 10,960,000	$ 14,456,000

The principal sources of change in the standardized measure of discounted future cash flows from reserves are set forth below for the indicated fiscal year.

	2002	2001	2000
Balance, November 1	$ 10,960,000	$ 14,456,000	$ 7,924,000
Sales of oil and gas produced, net of production costs	(3,407,000)	(4,028,000)	(2,037,000)
Net changes in prices, production and development costs	3,587,000	(8,661,000)	5,910,000
Extensions and discoveries, net of future development and production costs	3,039,000	4,132,000	3,194,000
Revisions of quantity estimates, timing and other	(218,000)	1,883,000	964,000
Purchases of reserves in place	320,000	110,000	93,000
Sales of reserves in place	(122,000)	-	(34,000)

(5) Exclusive License Agreement Obligation

On September 1, 2000, the company acquired an unrestricted, exclusive license for recently patented technology. The initial license term is ten years and includes an option to extend the term to the remaining life of the patents. The licensor will receive a net 8.3% carried interest in any installation of the technology. The license purchase price is $1,115,000, of which $380,000 has been paid. The balance, which is due in seven remaining annual increments of $105,000, is recorded at 10% present value. The related assets are being amortized over 10 years on a straight-line basis. If the option to extend the license after the initial ten-year term is exercised, the cost will be $94,000 per year to the expiration of the last patent.

(6) Supplementary Oil and Gas Information

Capitalized Costs

October 31	**2002**	2001	2000
Unproved properties not being amortized	$ **1,690,000**	$ 1,549,000	$ 1,601,000
Properties being amortized	**18,027,000**	16,080,000	13,374,000
Accumulated depreciation, depletion and amortization	**(10,040,000)**	(8,960,000)	(8,240,000)
Total capitalized costs	$ **9,677,000**	$ 8,669,000	$ 6,735,000

Acquisition, Exploration and Development Costs Incurred

Years Ended October 31	**2002**	2001	2000
Property acquisition costs net of divestiture proceeds:			
Proved	$ -	$ -	$ -
Unproved	**14,000**	87,000	(315,000)
Exploration costs	**2,007,000**	2,481,000	1,289,000
Development costs	**67,000**	86,000	329,000
Net costs incurred	$ **2,088,000**	$ 2,654,000	$ 1,303,000

Major Customers and Operating Region

The company operates exclusively within the United States. Except for cash investments, all of the company's assets are employed in, and all its revenues are derived from, the oil and gas industry. The company had sales in excess of 10% of total revenues to oil and gas purchasers as follows: Duke Energy 40% in 2002, 30% in 2001, and 10% in 2000; Enogex, Inc. 15% in 2001 and 11% in 2000; Ultramar Diamond Shamrock 15% in 2000; GPM Gas Corporation 17% in 2000.

Oil and Gas Reserve Data (Unaudited)

In 2002, 2001, and 2000, independent petroleum engineers estimated proved reserves for the company's significant properties which represented approximately 63% in each year of total estimated future net revenues. The remaining reserves were estimated by the company. Reserve definitions and pricing requirements prescribed by the Securities and Exchange Commission were used. The determination of oil and gas reserve quantities involves numerous estimates which are highly complex and interpretive. The estimates are subject to continuing re-evaluation and reserve quantities may change as additional information becomes available. Estimated values of proved reserves were computed by applying prices in effect at October 31 of the indicated year. The average price used was $26.76, $20.61, and $31.82 per barrel for oil and $3.74, $2.87, and $4.33 per Mcf for gas in 2002, 2001 and 2000, respectively. Estimated future costs were calculated assuming continuation of costs and economic conditions at the reporting date.

Board of Directors and Corporate Information

Directors

William N. Beach
Independent Oil Operator
and President,
Beach Exploration, Inc.,
Midland, Texas

Clarence H. Brown
Independent Businessman and
Petroleum Engineer
Westminster, Colorado

Oakley Hall
Retired Partner-PricewaterhouseCoopers
and Independent Businessman
Kingwood, Texas

James T. Huffman
Chairman and President of
the Company
Denver, Colorado

William F. Skewes
Attorney
Denver, Colorado

Richard B. Stevens
Independent Businessman
and Oil Operator
Phoenix, Arizona

Director Emeritus

William D. Howell

Executive Officers

James T. Huffman
President

John A. Alsko
Vice President and
Chief Financial Officer

William F. Skewes
Corporate Secretary and
General Counsel

Corporate Counsel

Davis Graham & Stubbs LLP
Denver, Colorado

White, Coffey, Galt & Fite
Oklahoma City, Oklahoma

Executive Offices

1801 Broadway, Suite 900
Denver, Colorado 80202
(303) 297-2200
Website: www.credopetroleum.com

Subsidiaries

SECO Energy Corporation
1801 Broadway, Suite 900
Denver, Colorado 80202

United Oil Corporation
1801 Broadway, Suite 900
Denver, Colorado 80202

Independent Auditors

Hein + Associates LLP
Denver, Colorado

Registrar and Transfer Agent

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401

Stock Exchange and Trading Range

NASDAQ SmallCap Market
NASDAQ Symbol: CRED

Market quotations shown below were reported by the National Association of Securities Dealers, Inc. and represent prices between dealers excluding retail mark-up or commissions.

	2002		2001	
Fiscal Quarter Ended	High	Low	High	Low
Jan. 31	$ 6.75	$ 5.10	$ 7.69	$ 4.75
April 30	7.70	5.76	7.50	6.31
July 31	9.85	7.50	10.30	6.29
Oct. 31	8.82	6.55	7.75	4.87

At December 31, 2002, the company had 3,758 shareholders of record. The company has never paid a dividend and does not expect to pay any dividends in the foreseeable future. Earnings are reinvested in business activities.



William N. Beach



Clarence H. Brown



Oakley Hall



James T. Huffman



William F. Skewes



Richard B. Stevens

CREDO PETROLEUM CORPORATION
1801 BROADWAY, SUITE 900
DENVER, CO 80202
303.297.2200
www.credopetroleum.com


Northern Anadarko Basin
Drilling Program
Calliope®
Gas Recovery Technology